Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023

Condensed Consolidated Interim Statements of Financial Position
At March 31, 2024 and December 31, 2023
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	March 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents		$125,266	$191,995
Marketable securities	3	71,306	92,666
Trade and other receivables		65,487	82,307
Inventories	4	414,554	412,005
Derivative assets	9(a)	53	17,700
Prepaid expenses and other current assets		35,802	37,285
		712,468	833,958
Non-current assets
Restricted cash		13,419	15,322
Inventories	4	214,807	200,368
Mineral properties, plant and equipment	5	3,274,269	3,225,213
Investment in associate	6	28,098	29,263
Deferred income tax assets		1,859	—
Other non-current assets		48,011	46,253
Total assets		$4,292,931	$4,350,377

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$223,433	$246,522
Current portion of loans and borrowings	7	275,630	138,604
Current portion of deferred revenue	8	65,514	39,598
Current portion of derivative liabilities	9(b)	16,463	8,829
Other current liabilities		30,137	46,048
		611,177	479,601
Non-current liabilities
Loans and borrowings	7	653,498	786,376
Deferred revenue	8	171,893	194,535
Reclamation and closure cost provisions		116,361	120,083
Derivative liabilities	9(b)	13,322	11,082
Deferred income tax liabilities		247,674	244,704
Other non-current liabilities		71,976	71,535
Total liabilities		1,885,901	1,907,916
Shareholders’ equity
Common shares	10(a)	2,140,217	2,085,565
Reserves		77,780	79,077
Accumulated other comprehensive loss		(116,761)	(70,730)
Retained earnings		305,794	348,549
Total equity		2,407,030	2,442,461
Total liabilities and equity		$4,292,931	$4,350,377
Contingencies (notes 5(c) and 9(b)(iv))
Subsequent events (notes 7(a), 7(b), 10(a) and 18)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of (Loss) Income
For the three months ended March 31, 2024 and 2023
(Expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Note	2024	2023
Revenue		$241,318	$234,090
Cost of sales
Operating expense	11	(183,768)	(172,191)
Depreciation and depletion		(46,188)	(47,438)
		(229,956)	(219,629)
Income from mine operations		11,362	14,461

Care and maintenance expense		—	(1,107)
Exploration and evaluation expense		(2,474)	(1,776)
General and administration expense	12	(14,141)	(9,943)
(Loss) income from operations		(5,253)	1,635

Finance expense		(17,443)	(12,692)
Finance income		1,972	2,959
Share of net income (loss) of associates	6	423	(15,982)
Other (expense) income	13	(13,906)	31,861
(Loss) income before taxes		(34,207)	7,781

Income tax (expense) recovery		(8,548)	9,622
Net (loss) income		$(42,755)	$17,403

Net (loss) income per share
Basic	14	$(0.13)	$0.06
Diluted	14	$(0.13)	$0.05
Weighted average shares outstanding
Basic	14	323,989,015	311,563,097
Diluted	14	323,989,015	341,615,126

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
For the three months ended March 31, 2024 and 2023
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	2024	2023
Net (loss) income		$(42,755)	$17,403
Other comprehensive (loss) income
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation		(24,479)	(1,327)
Items that will not be reclassified subsequently to net income or loss:
Net decrease in fair value of marketable securities and other investments in equity instruments	3(a)	(21,552)	(1,093)
Income tax recovery relating to change in fair value of marketable securities and other investments in equity instruments		—	75
		(46,031)	(2,345)
Total comprehensive (loss) income		$(88,786)	$15,058

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2024 and 2023
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	2024	2023
Cash provided by (used in):
Operating activities
Net (loss) income for the period		$(42,755)	$17,403
Adjustments for:
Depreciation and depletion		46,424	47,523
Finance expense		17,443	12,692
Share of net (income) loss of associates	6	(423)	15,982
Change in fair value of derivatives	13	14,585	(8,843)
Settlements of derivatives	9(b)(i), 9(b)(ii)	13,333	5,903
Unrealized foreign exchange loss		293	2,843
Net gain on sale of partial interest and reclassification of investment in i-80 Gold Corp. (“i-80 Gold”)		—	(34,467)
Income tax expense (recovery)		8,548	(9,622)
Income taxes paid		(7,250)	(1,462)
Prepayments from gold sale contracts		—	139,524
Other		(2,476)	7,889
Operating cash flow before changes in non-cash working capital		47,722	195,365
Changes in non-cash working capital	16	(29,817)	(51,969)
		17,905	143,396
Investing activities
Expenditures on mineral properties, plant and equipment		(104,769)	(127,904)
Purchases of marketable securities		—	(6,697)
Proceeds from dispositions of marketable securities		—	53,359
Net proceeds from sale of partial interest in i-80 Gold		—	22,916
Other		(3,995)	1,553
		(108,764)	(56,773)
Financing activities
Draw down on revolving credit facility	7	—	126,667
Repayment of loans and borrowings	7	—	(127,000)
Interest paid	7	(15,753)	(14,257)
Lease payments		(8,808)	(8,526)
Net proceeds from issuance of shares	10(a)	49,203	16,593
Proceeds from exercise of warrants and stock options	10(a)	1,456	1,154
Proceeds from other financing activities		—	3,830
Transaction costs and other		(1,191)	(1,936)
		24,907	(3,475)
Effect of foreign exchange on cash and cash equivalents		(777)	990
(Decrease) increase in cash and cash equivalents		(66,729)	84,138
Cash and cash equivalents – beginning of period		191,995	200,769
Cash and cash equivalents – end of period		$125,266	$284,907

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2024 and 2023
(Expressed in thousands of United States dollars, except for share amounts)
(Unaudited)

		Common Shares
	Note	Number	Amount	Reserves	Accumulated other comprehensive loss	Retained earnings	Total
Balance – December 31, 2023		318,013,861	$2,085,565	$79,077	$(70,730)	$348,549	$2,442,461
Shares issued in public offerings	10(a)	10,892,076	50,207	—	—	—	50,207
Shares issued on exercise of stock options and settlement of restricted share units	10(a)	897,208	5,449	(3,993)	—	—	1,456
Share-based compensation		—	—	2,696	—	—	2,696
Share issue costs		—	(1,004)	—	—	—	(1,004)
Net loss and total comprehensive loss		—	—	—	(46,031)	(42,755)	(88,786)
Balance – March 31, 2024		329,803,145	$2,140,217	$77,780	$(116,761)	$305,794	$2,407,030

Balance – December 31, 2022		307,365,588	2,035,974	41,620	(52,076)	326,262	2,351,780
Shares issued in public offerings	10(a)	4,369,615	16,936	—	—	—	16,936
Shares issued on exercise of warrants and stock options, and settlement of restricted share units	10(a)	584,396	4,179	(3,026)	—	—	1,153
Share-based compensation		—	—	1,843	—	—	1,843
Share issue costs		—	(343)	—	—	—	(343)
Dispositions of marketable securities		—	—	—	6,597	(6,597)	—
Net income and total comprehensive income		—	—	—	(2,345)	17,403	15,058
Balance – March 31, 2023		312,319,599	$2,056,746	$40,437	$(47,824)	$337,068	$2,386,427

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
All of the Company’s principal properties are located in the Americas. The Company’s principal properties and material subsidiaries are wholly owned except for Greenstone Gold Mines LP, which is a joint operation that owns the Greenstone development project in which the Company has a 60% interest (note 18). Details of the Company’s principal properties, material subsidiaries and joint operation are as follows:

	Location	Principal property	Principal activity	Ownership interest
Subsidiary
Western Mesquite Mines, Inc.	USA	Mesquite Mine (“Mesquite”)	Production	100%
Castle Mountain Venture	USA	Castle Mountain Mine (“Castle Mountain”)	Production	100%
Desarrollos Mineros San Luis S.A. de C.V.	Mexico	Los Filos Mine Complex (“Los Filos”)	Production	100%
Mineração Aurizona S.A.	Brazil	Aurizona Mine (“Aurizona”)	Production	100%
Fazenda Brasileiro Desenvolvimento Mineral Ltda	Brazil	Fazenda Mine (“Fazenda”)	Production	100%
Mineração Riacho Dos Machados Ltda	Brazil	RDM Mine (“RDM”)	Production	100%
Santa Luz Desenvolvimento Mineral Ltda	Brazil	Santa Luz Mine (“Santa Luz”)	Production	100%
Joint operation
Greenstone Gold Mines LP	Canada	Greenstone Project (“Greenstone”)	Development	60%
2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements do not include all of the information required for annual financial statements prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.
These unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 8, 2024.
(b)Presentation currency
Except as otherwise noted, these unaudited condensed consolidated interim financial statements are presented in United States dollars (“$”, “US dollars” or “USD”). All references to C$ are to Canadian dollars (“CAD”).
(c)Material accounting policies
Except as described in note 2(d), the material accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (CONTINUED)
(d)Amended IFRS standards effective January 1, 2024
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which amended IAS 1, Presentation of Financial Statements (“IAS 1”) to clarify the requirements for presenting liabilities in the statement of financial position as current or non-current. In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to improve the information an entity provides when its right to defer settlement of a liability for at least 12 months after the reporting period is subject to compliance with covenants and to clarify how such compliance affects the classification of the liability as current or non-current.
For a liability to be classified as non-current, the amendments removed the requirement for the Company’s right to defer settlement of a liability for at least 12 months after the reporting period to be ‘unconditional’ and instead require that the Company’s right must exist at the end of the reporting period. In addition, the amendments clarify that: (a) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (b) for loan arrangements that are subject to covenants, only covenants that the Company must comply with on or before the reporting date affect the classification of a liability as current or non-current at such date; (c) if the Company’s right to defer settlement is subject to the Company complying with covenants on or before the reporting date, such covenants affect whether the Company’s right exists at the end of the reporting period even if compliance with the covenant is assessed only after the reporting period; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.
The amendments also require new disclosures for non-current liabilities that are subject to future covenants to help users understand the risk that those liabilities could become repayable within 12 months after the reporting date. The required disclosures include (i) the nature of the covenants; (ii) when the Company is required to comply with the covenants; (iii) the carrying amounts of the related liabilities; and (iv) facts and circumstances, if any, that indicate the Company may have difficulty complying with the covenants.
The Company applied the above amendments effective January 1, 2024. The amendments did not have any impact on the classification of the Company’s liabilities as at December 31, 2023. The Company has disclosed, in note 7(a), the required information relating to covenants to which it must comply in respect of its revolving credit facility, which is classified as non-current at March 31, 2024.
3.    MARKETABLE SECURITIES

	Note	March 31, 2024
Balance – beginning of period		$92,666
Additions		213
Change in fair value	3(a)	(21,573)
Balance – end of period	3(b)	$71,306
(a)Change in fair value
During the three months ended March 31, 2024, the Company recognized a net loss of $21.6 million (2023 – $1.1 million) on remeasurement of the fair value of its investments in marketable securities, of which a total loss of $21.6 million (2023 – $1.1 million) was recognized in other comprehensive loss (“OCI”).
(b)i-80 Gold common shares held in escrow
On May 15, 2023, pursuant to an escrow agreement in respect of the i-80 Gold share purchase warrants issued by the Company on March 31, 2023, 5.8 million of the i-80 Gold common shares owned by the Company were deposited into an escrow account. The shares were released from escrow on March 31, 2024 upon expiry of the warrants.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

4.    INVENTORIES

	March 31, 2024	December 31, 2023
Heap leach ore	$496,230	$470,894
Stockpiled ore	38,232	52,890
Work-in-process	24,483	16,406
Finished goods	7,989	14,139
Supplies	62,427	58,044
Total inventories	$629,361	$612,373

Classified and presented as:
Current	$414,554	$412,005
Non-current(1)	214,807	200,368
	$629,361	$612,373
(1)    Non-current inventories at March 31, 2024 and December 31, 2023 relate to heap leach ore at Mesquite and Castle Mountain.
At March 31, 2024, the Company’s total provision for obsolete and slow-moving supplies inventories was $13.8 million (December 31, 2023 – $14.8 million).
During the three months ended March 31, 2024, the Company recognized within cost of sales $5.5 million (2023 – $0.6 million) in write-downs of inventories to net realizable value, mainly relating to heap leach ore at Castle Mountain and Los Filos (2023 – RDM).
5.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties (note 5(a))	Plant and equipment	Construction- in-progress (note 5(b))	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2023	$2,217,943	$971,885	$746,138	$51,003	$3,986,969
Additions(1)	40,541	5,487	88,386	—	134,414
Transfers	77	7,817	(7,894)	—	—
Disposals and write-downs	—	(16,553)	—	—	(16,553)
Change in reclamation and closure cost asset	(2,782)	—	—	—	(2,782)
Foreign currency translation	(10,027)	(2,969)	(16,990)	(211)	(30,197)
Balance – March 31, 2024	$2,245,752	$965,667	$809,640	$50,792	$4,071,851

Accumulated depreciation and depletion
Balance – December 31, 2023	$457,780	$303,976	$—	$—	$761,756
Depreciation and depletion	18,203	27,370	—	—	45,573
Disposals	—	(9,437)	—	—	(9,437)
Foreign currency translation	—	(310)	—	—	(310)
Balance – March 31, 2024	$475,983	$321,599	$—	$—	$797,582
Net book value
At December 31, 2023	$1,760,163	$667,909	$746,138	$51,003	$3,225,213
At March 31, 2024	$1,769,769	$644,068	$809,640	$50,792	$3,274,269
(1)Additions for the three months ended March 31, 2024 include the following non-cash additions: $7.2 million in additions to right-of-use assets included in plant and equipment, and $3.9 million and $2.7 million of depreciation and depletion capitalized to mineral properties and construction-in-progress, respectively. In addition, $15.6 million of borrowing costs incurred were capitalized to construction-in-progress.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

5.    MINERAL PROPERTIES, PLANT AND EQUIPMENT (CONTINUED)
(a)Non-depletable mineral properties
Mineral properties at March 31, 2024 that are currently not subject to depletion amount to $393.3 million and $44.1 million relating to Greenstone and Los Filos, respectively (December 31, 2023 – $403.4 million and $63.4 million, respectively).
(b)Construction-in-progress
During the three months ended March 31, 2024, the Company capitalized $74.1 million of costs, including capitalized borrowing costs of $15.6 million, to construction-in-progress at Greenstone.
(c)Geotechnical event at Aurizona
On March 27, 2024, due to persistent heavy rains in Maranhão, Brazil there was a displacement of material in two locations in the south wall of the Piaba pit at the Company’s Aurizona mine. As a result of this geotechnical event, access to the Piaba pit has been restricted and mining has been paused while the Company establishes a remediation plan. Milling and gold production continues from the ore stockpile, as is typical during the rainy season.
The Company will perform an updated geotechnical assessment of the Piaba pit and nearby infrastructure to determine what remediation is required for long-term stability. Once the outcome of the updated assessment is known the Company will assess whether there is an indicator of impairment and a requirement to perform an impairment test for the Aurizona mine.
Of the $3.3 billion of mineral properties, plant and equipment at March 31, 2024, $299.7 million relates to Aurizona.
6.    INVESTMENT IN ASSOCIATE
The Company’s investment in associate at March 31, 2024 represents its 20.3% (December 31, 2023 – 20.3%) interest in Sandbox Royalties Corp. (“Sandbox”).
The following table summarizes the changes in the carrying amount of the Company’s investment in Sandbox during the three months ended March 31, 2024:

March 31, 2024
Balance – beginning of period	$29,263
Dilution loss	(1,588)
Share of net income	423
Balance – end of period	$28,098

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

6.    INVESTMENT IN ASSOCIATE (CONTINUED)
Summarized financial information in respect of Sandbox as at March 31, 2024 and December 31, 2023 is set out below. The summarized financial information is based on amounts included in Sandbox’s most recently available consolidated financial statements prepared in accordance with IFRS as at December 31, 2023 and September 30, 2023, respectively, and adjustments made by the Company in applying the equity method, including fair value adjustments on acquisition of its interest in the associate.

	March 31, 2024	December 31, 2023
Cash and cash equivalents	$6,720	$6,034
Other current assets	6,107	315
Non-current assets	144,911	69,756
Total assets	157,738	76,105
Current liabilities	226	414
Non-current liabilities	43,742	16,039
Total liabilities	43,968	16,453
Net assets (100%)	$113,770	$59,652

Equinox Gold’s share of net assets(1)	$23,071	$20,531
Adjustments to Equinox Gold’s share of net assets	5,027	8,732
Carrying amount	$28,098	$29,263
(1)The Company’s share of net assets of Sandbox at March 31, 2024 is based on its 20.3% equity interest in Sandbox as of December 31, 2023 (December 31, 2023 – 34.4% equity interest as of September 30, 2023).
7.    LOANS AND BORROWINGS

	Note	March 31, 2024	December 31, 2023
Revolving credit facility	7(a)	$527,897	$527,368
2023 convertible notes		125,601	123,720
2020 convertible notes	7(b)	136,094	135,288
2019 convertible notes	7(b)	139,536	138,604
Total loans and borrowings		$929,128	$924,980

Classified and presented as:
Current(1)		$275,630	$138,604
Non-current		653,498	786,376
		$929,128	$924,980
(1)    The current portion of loans and borrowings at March 31, 2024 represents the outstanding principal under the 2020 convertible notes and 2019 convertible notes (December 31, 2023 – 2019 convertible notes).

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

7.    LOANS AND BORROWINGS (CONTINUED)
The following is a reconciliation of the changes in the Company’s loans and borrowings balance during the three months ended March 31, 2024 and 2023 to cash flows arising from financing activities:

	2024	2023
Balance – beginning of period(1)	$927,551	$828,024
Financing cash flows:
Draw down on revolving credit facility	—	126,667
Repayment of loans and borrowings	—	(127,000)
Interest paid	(15,753)	(14,257)
Transaction costs	—	(1,525)
Other changes:
Interest and accretion expense	22,393	16,424
Loss on modification of revolving credit facility	—	4,348
Balance – end of period(1)	934,191	832,681
Less: accrued interest(2)	(5,063)	—
Balance – end of period, excluding accrued interest	$929,128	$832,681
(1)    Includes accrued interest.
(2)    Included in accounts payable and accrued liabilities.
(a)Revolving credit facility
At March 31, 2024, there was $164.6 million undrawn on the Company’s revolving credit facility (the “Revolving Facility”).
The Revolving Facility is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries, and the Company’s present and future equity interests in Greenstone.
The Revolving Facility is subject to standard conditions and covenants. During the quarter, the Company amended certain of the financial covenants under the Revolving Facility. At March 31, 2024, the Company was in compliance with the applicable covenants. To maintain the classification of the liability as non-current, the Company is required to comply with future covenants which include: (a) a maximum senior net debt to earnings before interest, income taxes, depreciation and depletion, and certain other adjustments for the preceding 12 months (“Rolling EBITDA”) ratio; (b) a maximum total net debt to Rolling EBITDA ratio; (c) a minimum Rolling EBITDA to interest expense for the preceding 12 months ratio; (d) a minimum tangible net worth; and (e) minimum liquidity.
On April 9, 2024, the Company drew down $60 million on the Revolving Facility.
(b)2019 and 2020 convertible notes
The convertible notes issued in 2019 and 2020 that were set to mature on April 12, 2024 and March 10, 2025, respectively (the “2019 Convertible Notes” and “2020 Convertible Notes”, respectively), are secured by a second ranking security interest over all present and future assets of the Company and its material subsidiaries, and the Company’s present and future equity interests in Greenstone, and are subordinate to the Revolving Facility.
Subsequent to March 31, 2024, the maturity date of the 2019 Convertible Notes was extended to October 12, 2024 and the maturity date of the 2020 Convertible Notes was extended to September 10, 2025. In addition, the conversion price of the 2020 Convertible Notes was amended from $7.80 per share to $6.50 per share.
The 2019 Convertible Notes and 2020 Convertible Notes are subject to standard conditions and covenants. During the quarter, the Company amended certain of the financial covenants under the 2019 Convertible Notes and 2020 Convertible Notes. At March 31, 2024, the Company was in compliance with the applicable covenants.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

8.    DEFERRED REVENUE
Pursuant to the Sandbox arrangement, the Company delivered 1,500 ounces at an average price of $2,304 per ounce during the three months ended March 31, 2024. No ounces were delivered for the Gold prepay transactions as the delivery obligations commence on October 1, 2024.
The following table summarizes the changes in the carrying amounts of deferred revenue during the three months ended March 31, 2024:

	Sandbox arrangement	Gold prepay transactions	Total
Balance – December 31, 2023	$75,061	$159,072	$234,133
Gold delivered	(2,835)	—	(2,835)
Accretion expense	2,915	3,194	6,109
Balance – March 31, 2024	$75,141	$162,266	$237,407

Classified and presented as:
Current(1)	$15,242	$50,272	$65,514
Non-current	59,899	111,994	171,893
	$75,141	$162,266	$237,407
(1)    The current portion of deferred revenue represents the amounts of gold expected to be delivered within 12 months of the reporting date.
9.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company’s derivative assets measured at fair value through profit or loss (“FVTPL”) at March 31, 2024 and December 31, 2023:

	Note	March 31, 2024	December 31, 2023
Foreign exchange contracts	9(b)(i)	$56	$18,107
Other		87	89
		$143	$18,196

Classified and presented as:
Current		$53	$17,700
Non-current(1)		90	496
		$143	$18,196
(1) Included in other non-current assets.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b) Derivative liabilities
The following is a summary of the Company’s derivative liabilities at March 31, 2024 and December 31, 2023:

	Note	March 31, 2024	December 31, 2023
Foreign exchange contracts	9(b)(i)	$343	$35
Gold contracts	9(b)(ii)	14,580	4,009
Power purchase agreement	9(b)(iii)	2,502	4,420
Contingent consideration – Greenstone	9(b)(iv)	12,360	11,279
i-80 Gold warrant liability		—	168
		$29,785	$19,911

Classified and presented as:
Current		$16,463	$8,829
Non-current		13,322	11,082
		$29,785	$19,911
(i)Foreign exchange contracts
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in Brazilian Réal (“BRL”), Mexican Pesos (“MXN”) and Canadian dollars (“CAD”). At March 31, 2024, the Company had in place USD:BRL and USD:CAD put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
BRL	$44,000	$16,000	4.98	5.34
CAD(1)	49,315	19,954	1.30	1.39
(1)    USD notional amount calculated as the CAD notional amount translated using the USD:CAD spot exchange rate at March 31, 2024.
The following table summarizes the changes in the carrying amounts of the Company’s outstanding foreign exchange contracts during the three months ended March 31, 2024 and 2023:

	2024	2023
Net asset – beginning of period	$(18,072)	$(4,702)
Settlements	14,323	5,419
Change in fair value	4,036	(18,493)
Net liability (asset) – end of period	$287	$(17,776)
The fair value of the outstanding foreign exchange contracts is presented as follows:

	March 31, 2024	December 31, 2023
Net liability (asset) presented as:
Current derivative assets	$(53)	$(17,700)
Non-current derivative assets	(3)	(407)
Current derivative liabilities	112	35
Non-current derivative liabilities	231	—
	$287	$(18,072)

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(ii)Gold contracts
During the three months ended March 31, 2024, the Company entered into gold collar contracts with a weighted average put and call strike price of $2,021 and $2,232, respectively, per ounce for a total notional quantity of 88,000 ounces over the period from February 2024 to December 2024. At March 31, 2024, the Company had 111,996 ounces remaining under its outstanding gold collar contracts which will be settled within one year of the reporting date with a weighted average put and call strike price of $2,008 and $2,221, respectively, per ounce.
At March 31, 2024, the Company also had financial swap agreements for gold bullion outstanding that were entered into in March 2023 and June 2023 in connection with the Company’s gold prepay transactions (note 8). Under the agreements, the Company will receive $2,170 and $2,109 per ounce in exchange for paying the spot price for 1,290 and 264 ounces per month, respectively, from October 2024 to July 2026.
The following table summarizes the changes in the carrying amounts of the Company’s outstanding gold contracts during the three months ended March 31, 2024 and 2023:

	2024	2023
Balance – beginning of period	$4,009	$—
Change in fair value	11,561	4,962
Settlements	(990)	484
Balance – end of period	$14,580	$5,446
Of the total derivative liability relating to the gold contracts, $9.5 million (December 31, 2023 – $2.3 million) is included in current derivative liabilities and $5.1 million (December 31, 2023 – $1.7 million) is included in non-current derivative liabilities.
(iii)Power purchase agreement
At March 31, 2024, the fair value of the Company’s derivative liability relating to the power purchase agreement at Santa Luz for the delivery of 14.6 megawatts of power per hour at fixed prices over a period of 10 years to December 2032, was $2.5 million (December 31, 2023 – $4.4 million), of which $2.4 million (December 31, 2023 – $2.3 million) is included in current derivative liabilities and $0.1 million (December 31, 2023 – $2.1 million) is included in non-current derivative liabilities. During the three months ended March 31, 2024, the Company recognized a gain of $1.9 million (2023 – nil) on revaluation of the derivative liability within other (expense) income.
(iv)Contingent consideration - Greenstone
As part of the consideration for the Company’s acquisition of an additional 10% interest in Greenstone in April 2021, the Company assumed a contingent payment obligation to deliver approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone.

The fair value of the contingent consideration derivative liability at March 31, 2024 was $12.4 million (December 31, 2023 – $11.3 million), of which $4.4 million (December 31, 2023 – $4.0 million) is included in current derivative liabilities and $8.0 million (December 31, 2023 – $7.3 million) is included in non-current derivative liabilities. During the three months ended March 31, 2024, the Company recognized a loss of $1.1 million (2023 – $1.1 million) on revaluation of the derivative liability within other (expense) income.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

10.    SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Share issuances
During the three months ended March 31, 2024, the Company issued 10.9 million (2023 – 4.4 million) common shares under its at-the-market equity offering program (the “ATM Program”) provided by the equity distribution agreement it entered into in November 21, 2022. Under the ATM Program, the Company may sell up to $100 million of its common shares through or to the agents at the prevailing market price at the time of sale until December 21, 2024. The common shares were issued at a weighted average share price of $4.61 (2023 – $3.88) per common share for total gross proceeds of $50.2 million (2023 – $16.9 million). At March 31, 2024, the Company had issued a cumulative total of 22.5 million (December 31, 2023 – 11.6 million) common shares under the ATM Program for total gross proceeds of $100.0 million (December 31, 2023 – $49.8 million).
The Company also issued 0.9 million common shares on exercise of stock options and settlement of restricted share units (“RSUs”) and restricted share units with performance-based vesting conditions (“pRSUs”) during the three months ended March 31, 2024 (2023 – 0.6 million on exercise of warrants and stock options, and settlement of RSUs and pRSUs). The weighted average exercise price of stock options exercised during the three months ended March 31, 2024 was C$5.20 per common share (2023 – C$5.30 and C$7.82 per common share for warrants and stock options exercised, respectively).
On April 26, 2024, the Company issued 56,419,000 common shares at a price of $5.30 per common share for aggregate gross proceeds of approximately $299 million (note 18).
(b)Share-based compensation plans
Equity-settled RSUs and pRSUs
During the three months ended March 31, 2024, the Company granted 1.1 million equity-settled RSUs to directors, officers and employees and 0.4 million equity-settled pRSUs to officers and employees with a weighted average grant date fair value of $4.46. The RSUs granted vest over a period of three years. The pRSUs granted are subject to a multiplier of 0% to 200% of the number of units granted based on the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year vesting period.
Cash-settled RSUs
During the three months ended March 31, 2024, the Company granted 0.7 million cash-settled RSUs to certain employees with a weighted average grant date fair value of $4.45. The RSUs granted vest over a period of three years.
11.    OPERATING EXPENSE
Operating expense during the three months ended March 31, 2024 and 2023 consists of the following expenses by nature:

	2024	2023
Raw materials and consumables	$66,462	$79,250
Salaries and employee benefits(1)	37,987	34,252
Contractors	45,556	48,653
Repairs and maintenance	15,803	15,796
Site administration	31,422	23,259
Royalties	6,131	5,101
	203,361	206,311
Change in inventories	(19,593)	(34,120)
Total operating expense	$183,768	$172,191
(1)    Total salaries and employee benefits, excluding share-based compensation, for the three months ended March 31, 2024, including amounts recognized within care and maintenance expense, exploration and evaluation expense and general and administration expense, was $44.2 million (2023 – $40.3 million).

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

12.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the three months ended March 31, 2024 and 2023 consists of the following expenses by nature:

	2024	2023
Salaries and benefits	$5,484	$5,071
Professional fees	3,134	567
Share-based compensation	3,357	1,924
Office and other expenses	1,936	2,344
Depreciation	230	37
Total general and administration expense	$14,141	$9,943
13.    OTHER (EXPENSE) INCOME
Other (expense) income during the three months ended March 31, 2024 and 2023 consists of the following:

	Note	2024	2023
Change in fair value of foreign exchange contracts	9(b)(i)	$(4,036)	$18,493
Change in fair value of gold contracts	9(b)(ii)	(11,561)	(4,962)
Change in fair value of power purchase agreement	9(b)(iii)	1,928	—
Foreign exchange gain (loss)		473	(1,895)
Gain on sale of partial interest and reclassification of investment in i-80 Gold		—	34,467
Loss on modification of Revolving Facility		—	(4,349)
Other expense		(710)	(9,893)
Total other (expense) income		$(13,906)	$31,861
14.    NET (LOSS) INCOME PER SHARE
The calculations of basic and diluted net (loss) income per share (“EPS”) for the three months ended March 31, 2024 and 2023 were as follows:

	2024			2023
	Weighted average shares outstanding	Net loss	Net loss per share	Weighted average shares outstanding	Net income	Net income per share
Basic EPS	323,989,015	$(42,755)	$(0.13)	311,563,097	$17,403	$0.06
Dilutive RSUs and pRSUs	—	—		3,233,961	—
Dilutive convertible notes	—	—		26,603,030	1,283
Dilutive stock options	—	—		182,331	—
Dilutive warrants	—	—		32,707	(72)
Diluted EPS	323,989,015	$(42,755)	$(0.13)	341,615,126	$18,614	$0.05
The outstanding instruments that were not included in the calculation of diluted EPS as they were anti-dilutive for the three months ended March 31, 2024 were 71.8 million shares issuable for convertible notes, 6.1 million equity-settled RSUs and pRSUs and 0.7 million stock options (2023 – 17.9 million shares issuable for convertible notes, 0.2 million equity-settled pRSUs and 0.2 million stock options).

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

15.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess performance. The Company considers each of its mine sites as a reportable operating segment. The following table presents significant information about the Company’s reportable operating segments as reported to the Company’s chief operating decision maker:

Three months ended March 31, 2024
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$48,997	$(28,038)	$(9,621)	$—	$—	$11,338
Castle Mountain	10,001	(10,870)	(1,184)	(74)	—	(2,127)
Los Filos	54,168	(46,624)	(7,358)	(121)	—	65
Aurizona	50,655	(33,368)	(10,124)	(1,339)	—	5,824
Fazenda	30,233	(21,909)	(9,599)	(457)	—	(1,732)
RDM	23,137	(19,176)	(3,016)	—	—	945
Santa Luz	24,127	(23,783)	(5,286)	(456)	—	(5,398)
Greenstone	—	—	—	—	—	—
Corporate	—	—	—	(27)	(14,141)	(14,168)
	$241,318	$(183,768)	$(46,188)	$(2,474)	$(14,141)	$(5,253)

Three months ended March 31, 2023
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$31,414	$(24,488)	$(6,538)	$—	$—	$388
Castle Mountain	8,563	(5,551)	(903)	(233)	—	1,876
Los Filos	75,049	(59,929)	(14,052)	(160)	—	908
Aurizona	50,479	(31,814)	(9,756)	(338)	—	8,571
Fazenda	30,097	(18,411)	(9,108)	(366)	—	2,212
RDM(1)	11,485	(9,437)	(1,781)	—	(1,107)	(840)
Santa Luz	27,003	(22,561)	(5,300)	(447)	—	(1,305)
Greenstone	—	—	—	(226)	—	(226)
Corporate	—	—	—	(6)	(9,943)	(9,949)
	$234,090	$(172,191)	$(47,438)	$(1,776)	$(11,050)	$1,635
(1)Other operating expenses for the three months ended March 31, 2023 at RDM relate to care and maintenance costs incurred.

	Total assets		Total liabilities
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Mesquite	$307,257	$297,252	$(57,738)	$(65,312)
Castle Mountain	338,999	329,236	(22,055)	(24,014)
Los Filos	1,180,253	1,171,265	(220,417)	(227,567)
Aurizona	357,370	365,952	(46,107)	(55,914)
Fazenda	93,783	94,065	(29,643)	(30,746)
RDM	149,733	165,021	(24,119)	(39,124)
Santa Luz	311,481	306,076	(28,864)	(30,693)
Greenstone	1,336,908	1,300,441	(232,096)	(227,533)
Corporate(1)	217,147	321,069	(1,224,862)	(1,207,013)
	$4,292,931	$4,350,377	$(1,885,901)	$(1,907,916)
(1)Corporate assets at March 31, 2024 and December 31, 2023 include the Company’s investment in Sandbox (note 6).

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

15.    SEGMENT INFORMATION (CONTINUED)

	Capital expenditures(1)
Three months ended March 31	2024	2023
Mesquite	$990	$11,945
Castle Mountain	1,801	1,479
Los Filos	18,828	6,636
Aurizona	15,060	11,767
Fazenda	5,301	3,002
RDM	6,199	20,732
Santa Luz	5,324	82
Greenstone	80,911	98,717
Corporate	—	97
	$134,414	$154,457
(1)Capital expenditures in the above table represents capital expenditures on an accrual basis. Expenditures on mineral properties, plant and equipment in the consolidated statement of cash flows for the three months ended March 31, 2024 represent capital expenditures on a cash basis which excludes non-cash additions and capitalized borrowing costs (note 5) and includes a decrease in accrued expenditures of $0.2 million (2023 – capital expenditures on the consolidated statement of cash flows excludes $22.6 million of non-cash additions to right-of-use assets, $3.1 million of capitalized depreciation and depletion, and capitalized borrowing costs of $7.4 million, and includes a decrease in accrued expenditures of $6.2 million).
16.    SUPPLEMENTAL CASH FLOW INFORMATION
The changes in non-cash working capital during the three months ended March 31, 2024 and 2023 were as follows:

	2024	2023
Decrease in trade and other receivables	$11,126	$1,916
Increase in inventories	(24,501)	(39,474)
Decrease in prepaid expenses and other current assets	1,374	7,505
Decrease in accounts payable, accrued liabilities and other current liabilities	(17,816)	(21,916)
Changes in non-cash working capital	$(29,817)	$(51,969)
17.    FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

17.    FAIR VALUE MEASUREMENTS (CONTINUED)
(a)Financial assets and financial liabilities measured at fair value
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At March 31, 2024	Level 1(3)	Level 2(4)	Level 3(5)	Total
Marketable securities	$71,306	$—	$—	$71,306
Derivative assets(1)	—	143	—	143
Other financial assets(2)	—	27,109	—	27,109
Derivative liabilities(1)	—	(14,923)	(14,862)	(29,785)
Net financial assets (liabilities)	$71,306	$12,329	$(14,862)	$68,773

At December 31, 2023
Marketable securities	$92,666	$—	$—	$92,666
Derivative assets(1)	—	18,196	—	18,196
Other financial assets(2)	—	25,200	—	25,200
Derivative liabilities(1)	—	(4,212)	(15,699)	(19,911)
Net financial assets (liabilities)	$92,666	$39,184	$(15,699)	$116,151
(1)Includes current and non-current derivatives (note 9).
(2)Other financial assets measured at fair value relate to the Company’s convertible note receivable from Bear Creek Mining Corporation (“Bear Creek”) included in other non-current assets.
(3)The fair values of marketable securities are based on the quoted market price of the underlying securities.
(4)The fair values of derivative assets and certain derivative liabilities are measured using Level 2 inputs. The fair values of the Company’s foreign currency contracts are based on forward foreign exchange rates and the fair values of the Company’s gold contracts are based on forward metal prices.
The fair value of the Bear Creek convertible note is determined using FINCAD’s convertible debt valuation model based on the contractual terms of the convertible note and market-derived inputs including Bear Creek’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instrument.
(5)The fair values of the Company’s power purchase and contingent consideration derivative liabilities are measured using Level 3 inputs.
The fair value of the Company’s power purchase derivative liability at Santa Luz is calculated as the net present value of the expected future cash flows based on contractual and projected future energy prices discounted using a market interest rate that reflects the risks associated with the liability.
The fair value of the contingent consideration derivative liability relating to Greenstone is calculated as the present value of projected future cash flows using a market-interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
There were no amounts transferred between levels of the fair value hierarchy during the three months ended March 31, 2024.
(b)Financial assets and financial liabilities not already measured at fair value
At March 31, 2024 and December 31, 2023, the carrying amounts of the Company’s cash and cash equivalents, trade and other current receivables, restricted cash, and trade payables and accrued liabilities approximate their fair values due to the short-term nature of the instruments.

Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

17.    FAIR VALUE MEASUREMENTS (CONTINUED)
The fair values of the Company’s other financial assets and financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		March 31, 2024		December 31, 2023
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Revolving Facility(1)	2	$527,897	$539,004	$527,368	$539,454
2023 Convertible Notes(2)	1	125,601	200,747	123,720	181,453
2020 Convertible Notes(2)	2	136,094	144,537	135,288	142,203
2019 Convertible Notes(2)	2	139,536	160,070	138,604	147,033
Equipment financing facility(3)	2	30,379	31,133	31,070	31,710
(1)The fair value of the Revolving Facility (note 7(a)) is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(2)The carrying amounts of the convertible notes issued in September 2023 (“2023 Convertible Notes”), 2020 Convertible Notes and 2019 Convertible Notes represent the liability components of the convertible notes (note 7), while the fair values represent the liability and equity components of the convertible notes. The fair value of the 2023 Convertible Notes is based on the quoted market price of the underlying securities. The fair value of the 2020 Convertible Notes at March 31, 2024 represents the fair value of the liability component of $133.8 million (December 31, 2023 – $132.8 million) and the fair value of the equity component of $10.8 million (December 31, 2023 – $9.4 million). The fair value of the 2019 Convertible Notes at March 31, 2024 represents the fair value of the liability component of $138.8 million (December 31, 2023 – $138.1 million) and the fair value of the equity component of $21.3 million (December 31, 2023 – $8.9 million). The fair values of the liability components of the 2020 Convertible Notes and 2019 Convertible Notes are calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(3)The fair value of the Company’s equipment financing facility at Greenstone (the “Equipment Facility”) is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments. At March 31, 2024, $26.3 million (December 31, 2023 – $27.2 million) of the carrying amount of the Equipment Facility is included in other non-current liabilities and the remaining $4.1 million (December 31, 2023 – $3.9 million) is included in other current liabilities.
18.    SUBSEQUENT EVENTS
On April 23, 2024, the Company announced it had entered into a binding share purchase agreement (the ‘SPA”) with certain funds managed by Orion Mine Finance Management LP (“Orion”) to acquire Orion’s 40% interest in Greenstone (the “Transaction”). Upon closing of the Transaction, the Company would own 100% of Greenstone. Under the terms of the SPA, the consideration to be paid by the Company consists of $705 million in cash on closing, $40 million cash payable by December 31, 2024 and 42.0 million common shares of the Company. Closing of the Transaction is subject to customary closing conditions, including the receipt of certain regulatory approvals.
In connection with the Transaction, the Company received commitments from a syndicate of banks for a $500 million three-year term loan (the “Term Loan”) which will be used to partially fund the cash consideration payable pursuant to the SPA. The Term Loan will have a three-year term with no principal payments during the first two years. Commencing two years after the closing date, the Term Loan will be repaid in quarterly installments equal to 10% of the then outstanding principal amount of the Term Loan, with the remaining principal amount to be repaid at maturity.
Concurrent with the announcement of the Transaction, the Company entered into an agreement for a bought deal equity financing of up to 49,060,000 common shares of Equinox Gold at a price of $5.30 per common share, with a 15% over-allotment option (the “Offering”). The Offering closed on April 26, 2024 with the Company issuing 56,419,000 common shares for aggregate gross proceeds of approximately $299 million. The Company intends to use a portion of the proceeds from the Offering to partially fund the cash consideration payable pursuant to the SPA.